Exhibit 2.2
FIRST AMENDMENT TO
MERGER AGREEMENT AND PLAN OF REORGANIZATION
     This FIRST AMENDMENT (the “Amendment”) is made as of August 29, 2008 to the Merger Agreement and Plan of Reorganization (“Merger Agreement”), dated as of June 18, 2008, by and among Cardo Medical, LLC, a California limited liability company, clickNsettle.com, Inc., a Delaware corporation, and Cardo Acquisition, LLC, a California limited liability company.
RECITAL
     The parties desire to amend the Merger Agreement according to the terms and conditions provided herein.
     NOW THEREFORE, in consideration of the premises and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
     1. Amendment to the Articles of Organization of Surviving Entity. The Merger Agreement is hereby amended by replacing Section 2.5(a) in its entirety as follows:
     “Articles of Organization of Surviving Entity. As of the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or Cardo, the Articles of Organization of Cardo as in effect immediately prior to the Effective Time shall be the Articles of Organization of Surviving Entity until thereafter amended in accordance with the California Act and such Articles of Organization, provided that such Articles of Organization shall be amended to reflect that (a) Cardo shall be member-managed and (b) CorpDirect Agents, Inc. shall serve as the new agent for service of process.”
     2. Amendment to Parent Directors. The Merger Agreement is hereby amended by replacing Section 6.5 in its entirety as follows:
     “Parent Directors. Parent shall take such action, including amending the Parent Bylaws, as may be required to cause the number of directors constituting Parent’s board of directors immediately after the Closing Date to consist of seven (7) directors. Parent shall have received the resignation of three (3) current directors, and Parent shall take such commercially reasonable actions as may be required to cause the election of the Director Nominees as members of Parent’s board of directors by the remaining members of Parent’s board of directors to fill the vacancies created by any increase in the size of the board and such resignations. Such resignations and elections shall be effective upon ten (10) days after the filing and transmission of the Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. Each Director Nominee shall serve as a director for a term expiring at Parent’s next annual meeting of stockholders following the Closing Date and until his or her successor is elected and qualified. “Director Nominees” means Dr. Andrew Brooks, Mikhail Kvitnitsky, Thomas H.

Morgan, two (2) designees to be named by Dr. Andrew Brooks, and two (2) designees to be named by Dr. Phillip Frost. Notwithstanding anything to the contrary set forth herein, at least four (4) of the seven (7) directors of Parent must qualify as independent directors as required by applicable Law or the rules of the Eligible Market. Three (3) of such independent directors shall be Thomas H. Morgan and the two (2) designees named by Dr. Andrew Brooks and one (1) independent director shall be one (1) of the designees named by Dr. Phillip Frost.”
     3. Consent to Prohibited Actions Pending Closing. Parent and Merger Sub hereby consent, pursuant to Section 6.10 of the Merger Agreement, to the issuance by Cardo prior to the Closing of options exercisable for up to 3.6 units of membership interests in Cardo to the individuals and in amounts set forth in the list delivered by Cardo to Parent and Merger Sub.
     4. Treatment of Options. The Merger Agreement is hereby amended by adding Section 3.6 as follows:
     “Cardo Options.
          (a) Subject to the provisions of this Article III, at the Effective Time, each outstanding and unexercised option to acquire Cardo Units granted under any of the Cardo Nonstatutory Option Agreements or as otherwise approved by the Cardo managers (each, a “Cardo Option”), whether or not exercisable or vested, shall be converted into an option to purchase Parent Common Stock (the “Adjusted Parent Option”), on substantially the same terms and conditions as were applicable under such Cardo Option. Each Adjusted Parent Option shall be exercisable for a number of Parent Common Stock equal to (i) the number of Cardo Units subject to the Cardo Option to which such Adjusted Parent Option relates multiplied by (ii) the Exchange Ratio rounded down to the nearest whole number of shares. The per share exercise price of each Adjusted Parent Option shall equal (A) the per Cardo Unit exercise price of the Cardo Option to which such Adjusted Parent Option relates divided by (B) the Exchange Ratio, rounded up to the nearest whole cent. Parent shall grant each Adjusted Parent Option to each holder of a Cardo Option upon the completion of the Merger upon surrender thereof.
          (b) Cardo and Parent shall take any actions necessary and appropriate to cause the obligations of Cardo under the agreements under which the Cardo Options were originally granted to be assumed by Parent at the Effective Time subject to the adjustments required under Section 3.6(a). The terms of each Cardo Option and the agreements under which such Cardo Option was initially granted, in each case, as in effect immediately prior to the Effective Time, shall continue to apply in all material respects to the corresponding Adjusted Parent Option; provided, however, that Parent shall be entitled to replace each Cardo Nonstatutory Option Agreement with Parent’s form of nonstatutory stock option agreement subject to the terms hereof and each such Nonstatutory Option Agreement.

          (c) All restrictions or limitations on transfer and vesting with respect to each Cardo Option to the extent that such restrictions or limitations shall not have already lapsed, shall remain in full force and effect with respect to the Adjusted Parent Option relating to each such Cardo Option after giving effect to the Merger.
          (d) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Adjusted Parent Options.”
     5. Amendment to Conversion of Units in the Merger. The Merger Agreement is hereby amended by adding the following phrase to the end of the last sentence of Section 3.1(a):
“(excluding the effect of any Cardo Options issued and outstanding prior to the Effective Time).”
     6. Miscellaneous. Except as expressly provided herein, the Merger Agreement shall continue unmodified and shall remain in full force and effect. All capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement. Section headings used herein are for convenience of reference only and are not to be considered part of this Amendment and shall not limit or otherwise affect in any way the meaning or interpretation of this Amendment. This Amendment may be executed simultaneously in two (2) or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same agreement. This Amendment shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.
[signatures on next page]

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the day and year first above written.

Cardo Medical, LLC
By:	/s/ Andrew A. Brooks, M.D.
Name: Andrew A. Brooks, M.D.
Its: Chief Executive Officer and President

clickNsettle.com, Inc.
By:	/s/ Glenn L. Halpryn
Name: Glenn L. Halpryn
Its: President

Cardo Acquisition, LLC
By:	/s/ Glenn L. Halpryn
Name: Glenn L. Halpryn
Its: President

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